                            [NOVA SCOTIA GRAPHIC]


                         CERTIFICATE OF NAME CHANGE

                                Companies Act

                                       I HEREBY CERTIFY that this is a true copy
                                       of a document filed in the office of the
                                       Registrar of Joint Stock Companies on the
Registry Number                        17th day of March, 2000
---------------
                                                 [SIGNATURE ILLEGIBLE]
    3017246                            -----------------------------------------
                                         for Registrar of Joint Stock Companies

Name of Company                          Dated 22nd day of Nov, 2005
---------------

  YOGEN FRUZ WORLD-WIDE INCORPORATED


I hereby certify that the above-mentioned company has with approval of the Registrar of Joint Stock Companies changed its name to:

  COOLBRANDS INTERNATIONAL INC.




           Original Signed By:                            March 17, 2000
---------------------------------------                 -------------------
   Registrar of Joint Stock Companies                   Date of Name Change




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                                                      -------------------------
                                                              RECEIVED
                                                           MARCH 17, 2000

                                                         OFFICE OF REGISTRAR
                                                      of Joint Stock Companies
                                                             NOVA SCOTIA
                                                      -------------------------

                     YOGEN FRUZ WORLD-WIDE INCORPORATED


                   SPECIAL RESOLUTION OF THE SHAREHOLDERS


"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the name of the Corporation be, with the approval of the Registrar of Joint Stock Companies, changed from Yogen Fruz World-Wide Incorporated to CoolBrands International Inc. effective immediately following approval thereof by the Registrar of Joint Stock Companies and that application be made to the Registrar of Joint Stock Companies to enter that new name on the register of companies in the place of the present name of the Corporation."


                             -------------------


The undersigned, Michael Serruya of Yogen Fruz World-Wide Incorporated (the "Corporation"), hereby certifies that the foregoing resolution was approved at the Annual and Special Meeting of Shareholders held by the Corporation on February 29, 2000 and that such resolution was also confirmed at a confirmatory meeting of Shareholders held by the Corporation on March 15, 2000. The foregoing resolution is currently in place and unamended as of the date thereof.


DATED this 15th day of March, 2000


                                                            Michael Serruya
                                                      --------------------------
                                                      Name: Michael Serruya
                                                      Title: Co-Chairman



                                       I HEREBY CERTIFY that this is a true copy of a document filed in the office of the Registrar of Joint Stock Companies on the 17th day of March 2000

                                                [SIGNATURE ILLEGIBLE]
                                       -----------------------------------------
                                         for Registrar of Joint Stock Companies

                                       Dated 22nd day of Nov, 2005